      As filed with the Securities and Exchange Commission on May 1, 2001
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO

               Tender Offer Statement under Section 14(d)(1) or
            Section 13(e)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          HALLWOOD ENERGY CORPORATION
                      (Name of Subject Company (issuer))

                            PURE RESOURCES II, INC.
                            TITAN EXPLORATION, INC.
                             PURE RESOURCES, INC.
                        UNION OIL COMPANY OF CALIFORNIA
                              UNOCAL CORPORATION
                     (Names of Filing Persons (offerors))


                    Common Stock, $0.01 Par Value Per Share
          (including the associated preferred share purchase rights)
        Series A Cumulative Preferred Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   40636X105
                                   40636X204
                     (CUSIP Number of Class of Securities)


                               JACK D. HIGHTOWER
                               500 WEST ILLINOIS
                             MIDLAND, TEXAS 79701
                                (915) 498-8600

                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                   Copy to:

                                JOE DANNENMAIER
                           THOMPSON & KNIGHT L.L.P.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                (214) 969-1700

                           CALCULATION OF FILING FEE


        Transaction valuation*                   Amount of filing fee**
             $152,880,589                                $30,577


*    For purposes of calculating amount of filing fee only. This amount assumes
     (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Hallwood Energy Corporation ("Hallwood") (9,659,239 shares at March 9, 2001) at a purchase price of $12.50 per share, (ii) the purchase of all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Hallwood (2,263,573 shares at March 9, 2001) at a purchase price of $10.84 per share, the payment of cash in respect of outstanding options to purchase shares of Common Stock (1,188,467 shares at March 9, 2001) equal to $12.50 per share less the weighted average exercise price of such options of $7.547 per share and (iii) the payment of cash in respect of warrants to purchase shares of Common Stock (309,278 shares at March 9, 2001) equal to $12.50 per share less the exercise price of such warrants of $6.95 per share.

** Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by Pure Resources II, Inc. to purchase such shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:      $30,577
     Form or Registration No:     Schedule TO
     Filing Party:                Pure Resources II, Inc., Titan Exploration,
                                  Inc., Pure Resources, Inc., Union Oil Company
                                  of California, Unocal Corporation
     Date Filed:                  April 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                            Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 10, 2001 (the "Schedule TO") relating to the offer by Pure Resources II, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Pure Resources, Inc., a Delaware corporation ("Pure Resources"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Hallwood Energy Corporation, a Delaware corporation ("Hallwood"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 8, 1999, between Hallwood and Registrar and Transfer Company (the "Rights"), at a purchase price of $12.50 per share of Common Stock, net to the seller in cash, without interest thereon, and to purchase all outstanding shares of Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock" and together with the Rights and the Common Stock, the "Shares") at a purchase price of $10.84 per share of Preferred Stock, net to the seller in cash, without interest thereon, of Hallwood upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Purchaser is a wholly-owned subsidiary of Titan Exploration, Inc., a Delaware corporation ("Titan"), which is a wholly-owned subsidiary of Pure Resources. Pure Resources is a subsidiary of Union Oil Company of California, a California corporation ("Union"), which is a wholly-owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"). This Schedule TO is being filed on behalf of Purchaser, Titan, Pure Resources, Union and Unocal.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

1. The first paragraph of Section 14 of the Offer to Purchase entitled "Conditions to the Offer" is amended and restated in its entirety as follows:

          Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, and may postpone the acceptance for payment of and payment for, Shares tendered, and, except as set forth in the Merger Agreement, terminate the Offer as to any Shares not then paid for if the Minimum Tender Condition has not been satisfied. Furthermore, notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of Hallwood or if, at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exists:

2. The last three sentences of the last paragraph of Section 14 of the Offer to Purchase entitled "Conditions to the Offer" are amended and restated in their entirety as follows:

          The foregoing conditions are for the sole benefit of the Purchaser and Pure Resources and may be asserted by the Purchaser or Pure Resources regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Pure Resources in whole or in part at any time and from time to time prior to the Expiration Date in their sole discretion; provided, however, that the Minimum Tender Condition may not be waived. The failure by Pure Resources, the Purchaser or any other affiliate of Pure Resources at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date. Any determination by Pure Resources with respect to the foregoing conditions will be final and binding on the parties.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby amended and supplemented as follows:

1. The third paragraph of Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is amended and restated in its entirety as follows:

          Pure Resources has two existing credit facilities with the same group of commercial banks; copies of the loan agreements governing these facilities have been filed as Exhibits 10.13 and 10.14 to Pure Resources' Form 10-Q for the quarter ended September 30, 2000. The two existing loan agreements are unsecured and have substantially identical terms, except that one is a 364-day facility with a final maturity date of September 29, 2002 and an availability period (i.e., the period during which borrowing is available) that ends on September 28, 2001 (the "364 Revolver"), while the other is a five-year facility with a final maturity date of September 29, 2005 and an availability period that ends on such final maturity date (the "Revolver"). Pure Resources had, as of April 4, 2001 $162 million of additional borrowings available to it under both such facilities that can be used to purchase Shares. The loan agreements governing the facilities contain conditions precedent to these borrowings, which are (a) that Pure Resources' representations and warranties in the agreements be true on and as of the date of each borrowing, and (b) that Pure Resources not be in default under the agreements.

2. The last paragraph of Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is amended and restated in its entirety as follows:

          In order to obtain any remaining funds needed to redeem subordinated debt and purchase or repay the Hallwood bank indebtedness, Pure Resources intends to enter into one or more additional unsecured credit facilities with some or all of its existing banks or investment banks. Pure Resources intends to obtain approximately $200 million of incremental borrowing capacity upon substantially the same terms as Pure Resources' two existing credit facilities. The new credit will be under a short-term facility, with an availability period of approximately two months and an initial maturity date at the end of the availability period, which short-term facility will be converted to a five-year facility if outstanding at the end of the availability period. Pure Resources anticipates that the interest rates and borrowing conditions will be the same, or substantially the same, as under Pure Resources existing credit facilities. Pure Resources will not require any waiver under its existing loan agreements in order to enter into the contemplated new facilities or to consummate the Offer and the Merger. Pure Resources has discussed the transactions with certain key lenders and is confident that it will obtain the needed financing. Pure Resources expects to use funds generated from its operations to repay its borrowings under the new credit facility or facilities. Other than as described herein, the Purchaser has no alternative financing plans or arrangements to purchase the Shares.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

April 30, 2001                PURE RESOURCES II, INC.


                              By:  /s/ JACK HIGHTOWER
                                   -------------------------------------------
                                  Name: Jack Hightower
                                        --------------------------------------
                                  Title: President
                                         -------------------------------------


                              TITAN EXPLORATION, INC.


                              By:  /s/ JACK HIGHTOWER
                                   -------------------------------------------
                                  Name: Jack Hightower
                                        --------------------------------------
                                  Title: President
                                         -------------------------------------


                              PURE RESOURCES, INC.


                              By:  /s/ JACK HIGHTOWER
                                   -------------------------------------------
                                  Name: Jack Hightower
                                        --------------------------------------
                                  Title: President
                                         -------------------------------------


                              UNION OIL COMPANY OF CALIFORNIA


                              By: /s/ DOUGLAS M. MILLER
                                   -------------------------------------------
                                  Name: Douglas M. Miller
                                        --------------------------------------
                                  Title: Vice President, Corporate Development
                                         -------------------------------------


                              UNOCAL CORPORATION


                              By: /s/ DOUGLAS M. MILLER
                                   -------------------------------------------
                                  Name: Douglas M. Miller
                                        --------------------------------------
                                  Title: Vice President, Corporate Development
                                         -------------------------------------